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                                                               EXHIBIT (a)(1)(B)
                                                    LETTER TO BOARD OF DIRECTORS






                                  [Letterhead]

     February 18, 2002

     The Board of Directors
     Travelocity.com Inc.
     15100 Trinity Blvd.
     Fort Worth, Texas 76155



     Ladies and Gentlemen:

     It has become clear that the long-term strategies of Sabre and Travelocity are converging. We believe that this transaction would serve the best interests of our collective shareholders, employees and business partners, and achieve our vision of serving travelers across multiple channels. Accordingly, we are pleased to advise you that Sabre intends to commence a cash tender offer for all of the outstanding shares of common stock of Travelocity not owned by Sabre or its affiliates at a purchase price of $23.00 per share in cash. This tender offer price would represent a 19.8% premium over Friday's closing price of $19.20.

     The tender offer will be conditioned on the tender of a number of shares sufficient to bring Sabre's ownership interest in Travelocity common stock to 90% (assuming conversion of Sabre's Class A common stock), but will not be subject to any financing contingency. We anticipate acquiring any shares not purchased in the tender offer through a short-form merger, at the same cash price per share as the tender offer.

     We believe that the transaction will deliver greater value to suppliers and travelers across multiple channels. Sabre believes it makes sense to combine the strengths of both companies to pursue new revenue opportunities, while optimizing investment decisions across companies.

     Through this offer, it is our intention that Travelocity will become a wholly-owned Sabre company. There are no plans to change the Travelocity executive team, strategic direction or brand.

     In order to promptly and fully realize these strategic benefits, we wish to complete the acquisition of the public Travelocity shares as quickly as possible. We believe it would be desirable for the three independent directors of Travelocity to be constituted as a special committee to respond to our proposal on behalf of Travelocity's public shareholders, and our representatives on the Travelocity Board will vote in favor of that delegation of authority. We also encourage the Special Committee to retain legal and financial advisors to assist it in its review. Sabre would also welcome the opportunity to present its proposal to the Special Committee. Our current intention is to launch the tender offer on or soon after March 5.


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     The Board of Directors
     Travelocity.com Inc.
     February 18, 2002
     Page 2


     We are hopeful that by proceeding with a tender offer Sabre will be able to complete its acquisition of the public Travelocity shares quickly and thereby enable Travelocity's shareholders to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement. Therefore, we do not intend to seek a conventional long-form merger, but rather will utilize a short-form merger procedure assuming we attain requisite share ownership.

     A copy of the press release announcing our intentions to commence a tender offer is attached for your information. We expect to issue the press release tomorrow.

     Jim Murphy will head the Sabre business team on this transaction and Jim Brashear will lead our legal team. They may be reached at (682) 605-1753 and (682) 605-1551, respectively. If you have any questions concerning our offer, please contact them.

     Very truly yours,

     /s/ William J. Hannigan

     Chairman, Chief Executive Officer, and President